TELEMIG CELULAR PARTICIPACOES S.A.
                              PUBLICLY-HELD COMPANY
                           CNPJ/MF: 02.558.118/0001-65
                              NIRE: 53.300.00577-0



                           M A T E R I A L    F A C T


In compliance with the Article 12, caput, of CVM Instruction #358, as of 1.3.2002, Capital Research and Management Company, corporation constituted and existing pursuant to the laws of the United States of America, headquartered at 333 South Hope Street, Los Angeles, California 90071, United States of America ("CRMC"), as the holding company of foreign investment management companies, notifies that it acquired, on the account of its customers, by means of operations carried out in stock exchange, 1,328,600,000 registered preferred shares ("PN Shares") issued by Telemig Celular Participacoes S.A. ("Company"). CRMC already held 10,163,000,000 PN Shares of the Company and, with the acquisitions carried out, it held a total of 11,491,600,000 PN Shares issued by the Company, corresponding to 5.22% of the Company's PN Shares. In addition to the stake held in the Company above mentioned, Capital Group International, Inc., company belonging to the same economic group of CRMC, also as a foreign investment management company, on the account of its customers, holds 33,633,500,000 PN Shares of the Company, corresponding to 15.44% of the Company's PN Shares. This is a minority investment which does not alter the Company's ownership or administrative structure. Currently, CRMC does not target a specific quantity of the Company's shares. There are no debentures convertible into shares directly or indirectly held by CRMC or person related to it, nor exists any agreement or contract regulating the exercise right of voting rights or the purchase and sale of securities issued by the Company in which CRMC or person related to it takes part.

                                 March 1, 2005.

                     CAPITAL RESEARCH AND MANAGEMENT COMPANY